August 22, 2025

Alan A. Lanis, Jr. direct dial: 310.442.8828 jrlanis@bakerlaw.com

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Attn: Rebekah Reed and Donald Field

Re:	GameSquare Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 4, 2025 File No. 001-39389

Ms. Reed and Mr. Field:

On behalf of GameSquare Holdings, Inc. (the “Company”), we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2025 (the “Comment Letter”), relating to the Company’s Preliminary Proxy Statement, filed with the Commission on August 4, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in italics, and have followed such comment with the Company’s response.

1.	Please provide a question and answer regarding why the company’s Certificate of Incorporation is being amended and restated via a merger transaction versus a more typical shareholder vote. Please directly address the “vote required” differences between the proposed merger transaction and a more typical shareholder vote regarding a charter amendment pursuant to your current Certificate of Incorporation. To the extent there are any state law risks related to amending a company’s charter in this manner, please include a stand alone risk factor addressing and discussing such risks and include a cross-reference in this question and answer.

We acknowledge the Staff’s comment and have provided below an additional paragraph which will be added to the end of our existing question-and-answer (“Q&A”) disclosure regarding the voting standards for each proposal. This additional paragraph will be included in the Proxy Statement to clearly explain the differences in the stockholder vote required relative to a direct charter amendment.

August 22, 2025

With respect to Proposal 4, Delaware law permits a company to amend its Certificate of Incorporation through a merger with a wholly-owned subsidiary, provided that stockholders approve the merger agreement. The Company has chosen this structure because our current Certificate of Incorporation may only be amended with the approval of at least two-thirds of the outstanding shares. By contrast, approval of the merger requires the affirmative vote of a majority of the votes cast at the meeting. The effect of the merger structure is that stockholders will be able to consider a single proposal that both approves the Merger and results in the adoption of a new Certificate of Incorporation. You should carefully review Proposal 4 in this Proxy Statement in its entirety.

2.	Please provide a question and answer specific to the primary purpose, including the direct and indirect impacts, of the merger agreement proposal, with cross-references to where shareholders can find more detailed information.

We acknowledge the Staff’s comment and have provided below a Q&A disclosure regarding the primary purpose and impacts of the Merger proposal. This Q&A will be included in the proxy statement to clearly explain the objectives of the Merger, the direct and indirect effects on stockholders, and the differences between this approach and a more typical stockholder vote on charter amendments. The Q&A also includes cross-references to sections of the proxy statement where stockholders can find additional detail regarding the Merger Agreement and the proposed amendments to the Certificate of Incorporation.

What is the purpose and impact of the merger agreement proposal?

The purpose of the Merger is to increase the authorized shares, eliminate supermajority voting provisions, and to declassify the of the Board of Directors, which require approval of at least two-thirds of our outstanding shares. By approving the Merger, stockholders will adopt a new Certificate of Incorporation with a majority vote standard. For more detailed information about the specific amendments, please see “Proposal Four” beginning on page 18 of this Proxy Statement and Appendix B for the full text of the new Certificate of Incorporation.

3.	We note your disclosure that the “sole purpose” of the merger agreement is to “eliminate supermajority voting provisions to amend the Certificate of Incorporation of the Company.” Please explain in further detail that the merger allows you to use a lower, majority affirmative vote threshold to change provisions of your Certificate of Incorporation that currently require a two-thirds affirmative vote threshold to amend, and that by voting for approval of the proposal, shareholders will functionally be voting in favor of an increase in authorized shares, declassification of your board, and any other material changes between your current charter and the Certificate of Incorporation of GameSquare Merger Sub 2, Inc. Where appropriate, please discuss any material risks associated with the merger agreement and implementing changes to your governing documents in this manner, under Delaware law or otherwise.

The Company acknowledges the Staff’s comment and will remove the reference to “sole purpose” in the noted disclosure. The Company will update the disclosure in this instance to conform with the description included in all other instances throughout the Proxy Statement, including the heading to Proposal 4, and include a litigation related risk factor.

August 22, 2025

The new overview to Proposal 4 will read as follows:

“The Board of Directors has approved and is recommending that the stockholders of the Company approve a merger agreement with the Company’s newly formed, wholly owned subsidiary, GameSquare Merger Sub 2, Inc. (the “Merger Agreement”) for the purpose of restating our Certificate of Incorporation (the “Certificate of Incorporation”) in order to increase the authorized shares, eliminate supermajority voting provisions to amend the Certificate of Incorporation of the Company, declassify the Board of Directors, and other non-material changes. This means that by voting in favor of the Merger, stockholders will also be voting in favor of all of the changes contained in the new Certificate of Incorporation, including an increase in authorized shares, the declassification of our Board of Directors, and other governance-related revisions.

Amendments to charters, such as the one contemplated in this Proposal 4, are subject to litigation risk. For example, stockholders of the Company could bring an action to reverse or delay the implementation of Proposal 4. The Company does not presently have any reason to believe that such an action will be brought in connection with this Proposal 4.”

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If Staff should have any questions or comments regarding this submission or response, please feel free to contact me at (310) 442-8828. Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Alan A. Lanis, Jr. Alan A. Lanis, Jr. Partner

cc: Justin Kenna, GameSquare Holdings, Inc.

Chief Executive Officer